October 30, 2012
VIA EDGAR SUBMISSION

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander-Chile Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 30, 2012 Form 6-K filed August 22, 2012 File No. 001-14554

Dear Ms. Hayes:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 25, 2012 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander-Chile.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander-Chile’s responses are to pages in the filed version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for Fiscal Year Ended December 31, 2011
Item 3. Key Information, page 6
D. Risk Factors, page 10

“The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.” page 12

1.
We note the following statement on page 12: “Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages…. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose may be very limited.” In the future, please define “family property” and explain how the classification of property as such will limit your ability to foreclose or liquidate residential mortgages.

Response

We acknowledge the Staff’s comment, and in future filings we will define “family property” and explain how the classification of property as such will limit our ability to foreclose or liquidate residential mortgages, as follows: “Family Property refers to a legal term in which a Family Court may declare a residential property as family property in a divorce or separation case.  In these cases, in the deed of the residence, a clause is included identifying the residence as family property and, therefore, any process of change in ownership or foreclosure must have the consent of both the husband and the wife.  This may limit our ability to foreclose property with this legal status.”

 “The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile.” page 13

2.
Please tell us and revise your future filings to disclose the percentage of your loan portfolio that is to debtors who owed less than US$4,800. Also, describe in greater detail the information in these databases that are now limited under the Ley de DICOM and how you plan to address this risk in your credit risk and loan loss allowance process.

Response

We acknowledge the Staff’s comment, and in future filings we will disclose the percentage of our loan portfolio that is to debtors who owed less than US$4,800, which mainly belong to the Santander Banefe and commercial banking individual segments. As of June 30, 2012, the percentage of our loan portfolio to debtors that owe less than US$4,800 was 4%. Additionally, Ley de DICOM benefitted 282,047 clients of the Bank that were effectively removed from the Dicom negative credit bureau or 8% of our total clients.

We will also describe in greater detail in future filings the information in these databases that are now limited under the Ley de DICOM and how we addressed this issue  in our credit risk and loan loss allowance process in 2012.  Dicom is a privately run negative credit bureau database that includes an individual’s negative credit history for the past five years.  In February 2012, the Ley de DICOM was passed, which among other provisions, eliminated from the negative credit bureaus debtors with a negative credit history in an amount of Ch$2,400,000 (US$4,800) or less, as well as limiting access of the public to parts of these databases (this did not affect bank access to the database).  Before the law was passed, 4.1 million people were listed in Dicom and after its implementation 2.9 million persons were removed from the list. Apart from banks, many other institutions and companies contribute to this database, including public utilities, making it the main source of negative credit behavior in Chile. Dicom is an important input in our credit scoring and approval models given its reliability. This event, which could negatively affect our credit risk, was addressed in the following manner:

•
The Bank fully complied with this Law. This did not impede the Bank from utilizing older internal databases with similar information for credit scoring and approval and this mitigated the negative impact on credit scoring internally. Therefore, the admissions loan loss allowance process was not significantly affected.  In addition, this Law did not impede banks or other institutions from reporting clients to Dicom if they once again defaulted on an obligation.

•
The Bank tightened its admission, renegotiation and approval policies in the Santander Banefe and commercial banking individual segments. This mainly consisted of lowering the debt servicing ratio the Bank was willing to accept for different income levels and restricting loans to clients that had no positive credit information in the regulated banking sector.  A client that showed up on our system with no negative behavior and at the same time no debt in the positive credit information bureau run by the SBIF was considered to be for the admissions process as a higher risk client, since the client could potentially be over-indebted in the shadow banking system (comprised mainly of department stores, such as La Polar), and recently removed from the negative credit bureau.  This resulted in lower loan growth, a fall in market share and greater charge-offs.

 “Current economic conditions may make it more difficult for us to continue funding our business on favorable terms.” page 18

3.
We note your statements on page 18 and throughout the filing that economic instability in Europe, most notably in Spain where your parent is located, could affect your ability to obtain funding. Please clarify the extent to which macroeconomic conditions in Spain have increased your funding costs or otherwise negatively impacted your ability to fund your business. For example, please explain whether the recent downgrades of Spain’s sovereign debt and that of Banco Santander S.A. have adversely impacted your funding opportunities.

Response

We acknowledge the Staff’s comment and we will include in future filings the extent to which macroeconomic conditions in Spain have increased our funding costs or otherwise negatively impacted our ability to fund our business.

In 2011 and 2012, the three main rating agencies, Moody’s, S&P and Fitch have repeatedly downgraded Spain and the credit risk rating of our controlling shareholder,  Banco Santander S.A.. Following these actions, Moody’s has placed Santander Chile’s short and long-term ratings on outlook negative. Fitch has placed Santander Chile’s  long-term ratings on outlook negative. S&P downgraded Santander Chile’s long-term foreign issuer credit rating by one notch to A in February 2012 and in June 2012 placed Santander Chile’s  long-term ratings on outlook negative. All three rating agencies indicated that the reason for these changes was strictly due to the downgraded ratings over Spain’s sovereign ratings and Banco Santander S.A.. The above as of yet has not materially impacted our funding ability, since our credit ratings in relation to other large global banks that have also been downgraded has not worsened.  In our domestic market we did observe a slight rise in our funding spreads in comparison to some of our competitors in the deposit and bond market. Below is a table of the spreads.

Difference between Santander Chile and Banco de Chile deposit rates in the secondary market (on an annual basis)				Bond spread differential between Santander Chile and Banco de Chile (bp)
	1-30 days	31-90 days	> 90 days		3Y duration	5Y duration
Jan-12	0.12%	0.24%	0.24%	Jan-12	25	15
Feb-12	0.00%	-0.24%	0.00%	Feb-12	-	15
Mar-12	0.12%	0.12%	0.00%	Mar-12	15	45
Apr-12	0.00%	0.00%	0.00%	Apr-12	15	30
May-12	0.24%	0.12%	0.24%	May-12	10	25
Jun-12	0.24%	0.24%	0.12%	Jun-12	5	25
Jul-12	0.36%	0.12%	0.36%	Jul-12	10	25
Aug-12	0.12%	0.12%	0.12%	Aug-12	15	20
Sep-12	0.12%	0.00%	-0.24%	Sep-12	20	20
Source: Santiago Stock Exchange

 “We cannot assure you of the accuracy of comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and global banking industries.” page 23

4.
While it is permissible to caution investors about forward looking statements, it is not appropriate to directly or indirectly disclaim liability for statements about current conditions that you include in your filing. Please confirm that in the future you will not include statements that you do not guarantee the quality or reliability of statements, or that you have not independently verified such statements.

Response

We acknowledge the Staff’s comment and we confirm that in future fillings we will not include statements that do not guarantee the quality or reliability of statements, or that we have not independently verified such statements.

Item 4. Information on the Company, page 24
A. History and Development of the Company, page 24
Relationship with Banco Santander Spain, page 25

5.
We note that Banco Santander Spain is your controlling shareholder and that you have the benefit of borrowing from them and their product offerings in other countries. We also note that while the level of investment securities and loans to foreign entities does not appear to be significant, we could not locate disclosure clarifying how much of your derivative exposures relate to foreign entities. Please revise your future filings to provide the disclosures described in CF Disclosure Guidance Topic No. 4 issued on January 6, 2012 and addresses disclosures regarding the counterparty exposure you may have to certain European countries.

Response

We acknowledge the Staff’s comment and we will provide in future filings the disclosures described in CF Disclosure Guidance Topic No. 4 issued on January 6, 2012 to address disclosures, including derivatives, regarding the counterparty exposure Banco Santander Chile may have abroad. We propose the following disclosure:

As of December 31, XXXX, the Bank’s foreign exposure, including the estimate of counterparty risk in our derivatives portfolio, was US$XXX million or XX% of our assets.  Below is a list of the countries to which we are exposed to and the type of exposure:

Country (US$mn)	Counterparty derivative risk	Loans	Investments	Total Exposure
Australia
Brazil
Canada
…
…
…
…
Total

Item 5. Operating and Financial Review and Prospects, page 42
B. Other Critical Accounting Policies, page 44
Allowance for loan losses, page 44

6.      We note your statement that all differences with the SBIF allowance models have been reversed and your consolidated financial statements are prepared under IFRS as issued by the IASB. We also note your disclosure on page 100 that the “models and methods used to classify (y)our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the SBIF and approved by our Board of Directors.” You also disclose required minimum loan loss ranges on page 102. Please revise your future filings to disclose the following:

•	Clarify whether the allowance for loan losses policy described here is in accordance with SBIF or IFRS.

•	Disclose how you concluded that use of minimum provisions provided by your regulators complies with the guidance of AG89 of IAS 39.

•
Your disclosure on page 102 indicates that you estimate a range of loan losses. If so, revise to disclose what this range is and how you concluded that your level of allowance was the most appropriate and the best estimate within that range. Refer to Release No. 33-8350 and paragraph AG86 of IAS 39.

Response

The description for loan losses policy included on pages 100 though105 is intended to be a description of our policy in accordance with IFRS.  We acknowledge the Staff’s comment in this regard and in future fillings we will revise the following disclosures through these pages in order to make this clearer to the readers:

Page 100 – Classification of Loan Portfolio – The last sentence in the first paragraph will be amended as follows:

“The models and methods used to classify our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been ~~established by the SBIF and~~ approved by our Board of Directors.”

Page 101 – Model for loans analyzed on an individual basis from 2008 to 2010 heading – will be amended as follows:

“Models for loans analyzed on an individual basis ~~from 2008 to 2010~~:

~~In 2008, 2009, and 2010,~~ For large commercial loans, leasing and factoring we assign a risk category level to each borrower and its respective loan.  We consider the following risk factors: industry or sector of the borrower, owners or managers of the borrower, borrower‘s financial situation, its payment capacity and payment behavior.

1.
Debtors may be classified in risk categories  A1, A2, A3 or B(they are current on their payment obligations and show no sign of deterioration in their credit quality).  B is different from the A categories by a certain history of late payments.

2.
Debtors classified as C1, C2, C3, C4, D1 or D2 include debtors whose loan balances with us of 5% or more have been non-performing for more than three months, whose loans with us have been charged off or administered by our Recovery Unit, or classified as Precontenciosos (PRECO or Deteriorated).

For loans classified as A1, A2, A3 and B, we assign a specific provision level on an individual basis to each borrower and, therefore, the amount of loan loss allowance is determined on a case by case basis.  The amount for the remaining C and D classifications,  ~~is seas described below.~~, is considered to be appropriate for IFRS purposes (as well as SBIF), and thus incorporated in our internally developed models for this class of debtors.  All commercial loans for companies, including leasing and factoring, have been individually rated.”

Page 101 – Model for loans analyzed on an individual basis in 2011  – this heading will be eliminated completely as this description relates to the new SBIF model, mandatory for local purposes, the effect of which is eliminated in the preparation of the IFRS Consolidated Financial Statements as described in pages 43 and 44.

Page 102 – Deteriorated debtors heading- The table included  under this heading will be replaced as follows to reflect the table in place for IFRS purposes:

Classification	Estimated range of loan	Allowance
	Losses	Percentage
C1	Up to 3%	2%
C2	More than 3%up to 19%	10%
C3	More than 20% up to 29%	25%
C4	More than 30% up to 49%	40%
D1	More than 50% up to 79%	65%
D2	More than 80%	90%

We respectfully advise the Staff that as disclosed page 43 of the Form 20-F, minimum provisions provided by our regulator are reversed for IFRS purposes.

We respectfully advise the Staff that the range of loan losses is disclosed on page 102.  Ranges of loan losses for each C and D categories are based  mainly on the level of collateral, adjusted for an estimation of the related expenses (7% on average), that each of these loans have.  Allowance percentage for each category is then based on the level of collateral, or the expected future cash flow from the loan.   For example, a C1 category loan, among other conditions, is required to have a collateral representing 105% of the total amount of the debt, thus ensuring that no more than 2% of the loan will be lost in case of no collection and the Bank is able to exercise its rights or foreclosure on the collateral, after deducting the 7% for expenses to execute and collect.  The calculation of the ranges of loan losses and related level of allowance percentage follows the same rationale for the other C and D categories.

Based on the above we have concluded that the level of allowance is the most appropriate and the best estimate.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009, page 49
Provision expense, net, page 51

7.
We note your discussion of changes to your provisioning model during both 2010 and 2011 including improvements to the credit-scoring model, use of a statistical model now, and determination of risk profiles for group allowance. We also note the disclosure on page 44 that group ratings based only on non-performance are being phased out and replaced by statistical scoring systems. Please address the following:

•	Describe in detail the changes to your credit-scoring models for consumer loans that caused the increase in minimum provision required for clients in most risk profiles.

Response

We respectfully advise the Staff that the changes in our consumer loan provisioning model were all made during 2010. No changes to the consumer loan provisioning model were made in 2011. The most important improvements implemented in September 2010 were separate loan pools between Santander Banefe, our banking division for middle to low income clients and the rest of the Bank, as well as the elimination of the distinction in allowance levels for loans to old and new clients that have been renegotiated. As a result of these refinements , we recognized an additional Ch$30,466 million in provisions mainly for consumer loans in the year-ended December 31, 2010. In our 2011 20F, for presentations purposes, we simplified the tables describing the model, but no actual change was made to the provisioning model.

Reference to minimum provision in page 51 relates to the required level of provision for each profile in the model, and not the minimum provision required by SBIF regulations, which as stated in page 43 is reversed for IFRS purposes.

The following table sets forth the required allowances for consumer loans in 2009 and through September 30, 2010:

		Allowance Level(1)
		Not renegotiated		Renegotiated
Loan type	Risk Profile	New Clients	Old Clients	New Clients	Old Clients
Consumer	Profile 1	30.5%	21.0%	31.4%	38.4%
	Profile 2	21.7%	17.7%	21.2%	26.4%
	Profile 3	14.9%	9.7%	6.1%	22.1%
	Profile 4	12.3%	6.2%	-	8.90%
	Profile 5	8.9%	2.9%	-	2.10%
	Profile 6	5.7%	1.4%	-	-
	Profile 7	2.7%	0.6%	-	-

(1)	Percentage of total outstanding.

The following table sets forth the required allowances for consumer loans for 2010 and 2011.

Bank:

		Allowance Level(1)
		Not renegotiated
Loan type	Risk Profile	New Clients	Old Clients	Renegotiated
Consumer	Profile 1	33.78%	10.39%	41.95%
	Profile 2	10.82%	2.01%	26.29%
	Profile 3	6.05%	0.82%	15.63%
	Profile 4	5.70%	0.38%	7.01%
	Profile 5	4.12%	0.22%	3.00%
	Profile 6	2.51%	-	1.25%
	Profile 7	1.40%	-	0.50%

		Allowance Level
		Not renegotiated
Loan type	Overdue Days	New Clients	Old Clients	Renegotiated
Consumer	90-120	44.58%	56.39%	52.82%
	120-150	44.58%	67.33%	62.96%
	150-180	44.58%	75.49%	70.08%

Banefe:

		Allowance Level(1)
		Not renegotiated
Loan type	Risk Profile	New Clients	Old Clients	Renegotiated
Consumer	Profile 1	57.60%	33.24%	51.13%
	Profile 2	22.97%	14.23%	32.79%
	Profile 3	19.40%	7.16%	28.85%
	Profile 4	14.62%	4.10%	19.23%
	Profile 5	10.77%	2.52%	13.31%
	Profile 6	5.88%	1.34%	8.57%
	Profile 7	3.09%	0.94%	4.37%
	Profile 8	-	-	2.69%

		Allowance Level
		Not renegotiated
Loan type	Overdue Days	New Clients	Old Clients	Renegotiated
Consumer	90-120	82.95%	56.36%	53.55%
	120-150	82.95%	68.00%	64.05%
	150-180	82.95%	78.54%	74.72%

(1)	Percentage of total outstanding.

•
Tell us and revise to disclose whether these changes were made to your allowance methodology under IFRS or SBIF or both. If these changes were made under IFRS please explain how you verify that the minimum provisions required or assigned by risk profile are representative of the best estimate within the range taking into account all relevant information in accordance with paragraph AG86 of IAS 39. In this regard, confirm that you do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment on the identified individual financial assets. Refer to IASB Staff Implementation Guidance on IAS 39 Section E: Measurement paragraphs E.4.5 and E.4.6.

Response

We respectfully advise the staff that changes to our provisioning model for group allowance were made for both purposes, SBIF and IFRS.  As mentioned before, our internally developed models, which allow us a reasonable determination based on our best estimate of the incurred losses at the end of each year, has been reviewed and accepted by the SBIF for local regulatory purposes, so there is no difference between SBIF and IFRS regarding models for group allowances.   In this regard we would like to clarify that models for group allowance do not consider ranges of losses.  As described in pages 102 to 105 for loans analyzed on a Group basis, for each risk profile, a loss rate is established by the model based on the history of write –offs and probability of default for that particular risk profile.

We respectfully confirm to the Staff that we do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment on the identified individual financial assets.  As mentioned before, reference to minimum provision in page 51 relates to the required level of provision for each profile in the model, and not the minimum provision required by SBIF regulations, which as stated in page 43 is reversed for IFRS purposes.

Provision for loan losses, page 64

8.
We note from footnote one to this table that gross provision expenses is net of the reversal of allowances on loans charged off during the period. Please explain in greater detail how you calculate this amount and reconcile this amount to the disclosures on pages 112 and F-60.

Response

We acknowledge the Staff’s comments, and will add to the table on page 112 information to demonstrate the calculation of Ch$60,874.  We will also amend the footnote to the table in page 64 as follows:

“(1) See detailed calculation in page 112 – Analysis of Loan Loss Allowance”

The table in page 112, will be improved as follows:

Year Ended December 31,
2011
(in millions of Ch$, except percentages)
Loan loss allowances at beginning of the year	425,393
Gross allowances established (1)	455,305
Gross allowances released (2)	(392,241)
Loan loss allowances at end of year (3)	488,457
Difference between loan loss allowance at the end of the year and the beginning of the year	63,064
Loan loss allowances at the beginning of the year for interbank loans (4)	54
Loan loss allowances at end of year for interbank loans (4)	11
Difference between interbank loan loss allowance at the end of the year and the beginning of the year	(43)
Gross provision expense contingent loans (5)	(2,147)
Gross provision expense	60,874

(1)	Includes gross allowances made in respect of increased risk of loss during the period.

(2)
Represents the gross amount of loan loss allowances released (see footnote 1) during the year as a consequence of reduction in the level of risk existing in the loan portfolio, including as a result of improvement in the credit risk classification of borrowers, loans paid and the release of loan loss allowances due to charge-off.  See Note 10(d) of the Audited Consolidated Financial Statements.

(3)	Excludes interbank loans.

(4)	See Note 9b-Interbank loans

(5)	Loan loss allowances for letters of credit and documented guarantees (See page 84 of the 20-F).

E. Liquidity and Capital Resources, page 70
Sources of Liquidity, page 70

9.
We note that your table of contractual obligations and commercial commitments appears to exclude the related interest expense on your interest-bearing deposits and issued debt instruments, which appears to be significant based on your disclosure of interest expense on page F-105 and total interest paid of Ch$813.1 billion in your Consolidated Statement of Cash Flow. Please revise this table in your future filings to address the following:

•	Include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

•
To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.

•
Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

Response

In response to the Staff’s comment, we propose to revise the relevant disclosure in future filings as shown below:

Contractual Obligations	Demand (MCh$)	Up to 1 month (MCh$)	Between 1 and 3 months (MCh$)	Between 3 and 12 months (MCh$)	Subtotal up to 1 year (MCh$)	Between 1 and 5 years (MCh$)	More than 5 years (MCh$)	Subtotal after 1 year M(Ch$)	Total (MCh$)
Investments under repurchase agreements
Time deposits and other time liabilities
Financial derivative contracts
Interbank borrowings
Issued debt instruments
Other financial liabilities
Contractual interest payments(1)
Total

 (1) Will be calculated for all Deposits and Marketable debt securities assuming a constant interest rate based on data as of December 31, 2012 over time for all maturities, and that obligations with maturities of more than five years have an average life of ten years. Various of the payment obligations in the table above are variable debt instruments since they are denominated in Unidades de Fomento for which we have estimated a long-term inflation rate equal to X%, which is at the center of the Chilean Central Bank’s long-term inflation target.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Bank apply closeout netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise and as such, the obligation to be settled in the future is not fixed at the present date.

Risk-Weighted Assets and Regulatory Capital, page 71

10.
We note you disclose an estimate of the regulatory capital to risk-weighted assets ratio on pages 15 and 72 under the Basel II guidelines as of December 31, 2011. Please tell us whether this metric is currently required to be disclosed by your home country bank regulator or securities regulator. If this metric is not currently required to be disclosed by IFRS, Commission Rules or banking regulatory requirements, it appears that it is a non-GAAP measure as defined by Item 10(e)(2) in Regulation S-K. Therefore, please expand your disclosure in your future filings to explain how it was calculated, and provide reconciliation to the most directly comparable IFRS or regulatory required measure (i.e. your capital ratio under current regulator guidance). Alternatively, tell us how you concluded that these disclosures are not required.

Response

We acknowledge the Staff’s comment and confirm that this disclosure is required by our local regulator, which discloses this metric  for all banks monthly on its website (www.sbif.cl). It is not required under IFRS, but was included in order to give readers an understanding of the future impacts this may have on the Bank as disclosed in the Risk Factors and since its publication is required by our local regulator for information purposes.  For this reason, we conclude that it is not necessary to provide in future filings reconciliation of this figure to the most directly comparable IFRS or regulatory required measure.

F. Selected Statistical Information, page 85
Loan Portfolio, page 94
Loans analyzed on a Group basis, page 102

11.
We note your disclosure here that you eliminated the distinction in the allowance levels for renegotiated loans to old and new clients in 2010. We also note your disclosure on page F-25 that your provisioning model segregates the consumer loan portfolio into four groups by old clients, new clients, renegotiated loans, and not renegotiated loans and that these four groups have remained unchanged since your 2009 Form 20-F disclosures. Therefore, it is unclear from your disclosure what changes were made. Please revise your future filings to specifically identify changes in the groups used in your provisioning model for consumer loans as of December 31, 2011 and 2010 in enough detail so that a reader may understand the changes made to your methodology between periods.

Response

We acknowledge the Staff’s comment and in future filings we will specifically identify changes in the groups used in our provisioning model for consumer loans as of December 31, 2011 and 2010 in enough detail so that a reader may understand the changes made to our methodology between periods. The information on page 102 is correct and we will make the same change in the financial statements. Please refer to the answer to Question 7 which includes detail of the changes made to the consumer loan provisioning model in 2010.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 107

12.
We note your disclosure on page 108 that loans are written off against the loan loss reserve to the extent of any required allowances for such loans and that the remainder is written off against income. Your disclosure appears to indicate that you write off portions of loans directly to income. Please reconcile this statement with your charge-off policy on page F-26 that states you always record charge-offs with a charge to credit risk allowances. In your response address whether this is a difference between the allowance under Chilean GAAP and IFRS and if so, clarify this in your future filings. Please also revise your future filings to quantify such amounts and discuss how these write-offs are considered in your historical loss rates used for the purposes of determining your allowance for group evaluations.

Response

We acknowledge that the disclosure on pages 108 and F-26 of the 20-F could be confusing to readers,  and confirm that the carrying amounts of loans are written off against the allowance for loan loss recorded  for such loans and that the excess is written off against income (included in provision for loan losses). We will conform in future fillings this disclosure with that on the equivalent Page to F-26.  We also confirm this is not a difference between Chilean GAAP and IFRS.   See note 10d pg. F-60 for the detail of total charge-off loans and the detail of allowances established under Analysis of Loan Loss Allowance on page 112.

Our historical loss rates used for the purpose of group evaluation considers the full amount of the write-off (net of recoveries).

Analysis of Impaired and Non-Performing Loans, page 110

13.
We note that you renegotiate loans that have one or more installment that is non-performing and the concessions you grant include reduction in interest payments or a forgiveness of principal. We also note your reference on page 51 to credit risk profiles in your allowance calculation which considers, among other things, whether a loan has been renegotiated. Please revise your future filings to disclose the following regarding your renegotiated loans:

•
Whether you have modified loans that are not renegotiated. If so, disclose the factors considered when determining that a borrower is experiencing financial difficulty such that a modification is considered a renegotiation.

Response

We consider a loan to be renegotiated if we grant a debtor a concession for a loan with an installment that is greater than 90 days overdue (non-performing). On page 111 of the document this information is disclosed. From time to time we will modify loans that are not classified as non-performing if a client is confronting a financial difficulty, such as unemployment or another temporary situation. These loans are not classified as renegotiated for disclosure purposes, but are considered as renegotiated for our provisioning models. In future filings, we will include information of those loans analyzed on a group basis that are classified as “modified”. Proposed disclosure will be as follows:

Modified loans (1) (Ch$mn)	2010	2011	2012
Commercial loans analyzed on a group basis
Residential mortgage loans
Consumer loans
Total modified loans

1) Modified loans include loans analyzed on a group basis in which certain concession were made to the debtor for loans that were not classified as non-performing.

•	The total balance of renegotiated loans for the past three fiscal years segregated by loan type and type of concession.

Response

The total balance of renegotiated loans for the past three fiscal years segregated by loan type is already disclosed in the table on page 111, but we will make this clearer to the reader.  The main type of concession given by the Bank is a reduction of interest with forgiveness of capital occurring in rare occasions. We are unable to disclose our renegotiated loans by type of concession, because we do not track this information, which would require burdensome compilation of data.

Renegotiated loans (1) (Ch$mn)	2010	2011	2012
Commercial loans analyzed on a group basis
Residential mortgage loans
Consumer loans
Total renegotiated loans

1) Renegotiated loans include loans analyzed on a group basis in which certain concessions are made to the debtor after one installment was 90 days overdue.

•	Clarify whether you charge-off the amount of principal forgiven as of the date the loan is renegotiated.

Response

We will clarify that any amount of principal forgiven is charged-off as of the date the loan is renegotiated.

•
We note your disclosure on page 108 that renegotiated loans with payments not overdue are not ordinarily classified as non-performing loans. Clarify whether you would consider these and other renegotiated loans as impaired. If not, explain why not considering that the overall amount and timing of cash flows have changed.

Response

We will clarify that loans that are renegotiated are not considered as non-performing, but that any renegotiated loans are considered to be impaired for the life of the loan.

•
Whether you consider a renegotiated loan to be renegotiated for the life of the loan for both disclosure purposes and in your risk profile determination for your allowance. If you remove a loan from renegotiated status after certain criteria are met, please tell us and disclose the criteria and the amount of loans removed from renegotiated status during the past three fiscal years.

Response

We acknowledge the Staff’s comment and confirm that in future filings we will disclose the following:

•
Whether we have modified loans that are not renegotiated, and, if so, the factors considered when determining that a borrower is experiencing financial difficulty such that a modification is considered a renegotiation.

•
The total balance of renegotiated loans for the past three fiscal years segregated by loan type and type of concession. This is already disclosed in the table on page 111, but we will make this clearer in future filings.

•
Clarify that we do not charge off the amount of principal forgiven and renegotiated as of the date the loan is renegotiated, but that this loan is considered impaired, for both disclosure purposes and in our determination for our allowance, until paid in full together with all other loans a client has with the Bank.

Analysis of Loan Loss Allowances, page 112

14.
We note footnote one refers to the release of loan loss allowance for the amount of loans charged-off. We also note footnote three represents the amount of the loan loss allowances released during the year from the reduction in the level of risk existing in the loan portfolio and as a consequence of the full charge-off of loans for which partial allowances were previously established. Please clarify both of these footnotes considering there is a difference in the terms “release of allowances” and “charge-offs”

as the latter tends to represent the removal of an uncollectible loan due to a loss event and would not be associated with the “release” of allowances.

Response

We acknowledge the Staff’s comment and kindly request to refer to the answers to comments 8 and 12, in which we explain in detail the movements and footnotes to this table.

Note 1 – Summary of Significant Accounting Policies, page F-10
h) Valuation of financial assets and liabilities and recognition of fair value changes, page F-16
i. Valuation of financial assets, page F-16

15.
We note your disclosure that you recalibrated your derivative valuation model during 2011 and improvements include a credit valuation adjustment to reflect counterparty credit risk. We were unable to locate the disclosure under paragraph 39 of IAS 8 regarding the dollar effect this change had on your derivative valuation during the period. Please tell us and revise your future filings to disclose the effect and whether this change impacted all derivative valuation models or only certain ones like the “present value method.” Also, address if the only change was to include counterparty credit risk as an input and discuss how you accounted for credit risk in 2010 for your derivative valuations. If there were other changes please describe them in detail, including their effects here and in your future filings.

Response

We acknowledge the Staff’s comments, and in future filling we will disclose the dollar amount this change had on our derivative valuation during 2011, which amounted to MCh$11,227.  In addition, we will include and more clearly state that this change impacted all our derivative valuation models and that the only improvement was to include the counterparty credit risk as an input in a more comprehensive way.  Until December 31, 2010, we accounted for credit risk for our derivative contracts only based on past due amounts, which resulted in a provision of  MCh$2,129.

i) Recognizing income and expenses, page F-20
i. Interest income, interest expense and similar items, page F-20

16.
Your disclosure indicates that if you collect interest on loans past due by 90 days or more, the interest is recognized in income as a reversal of the related impairment losses. Please revise your future filings to provide the following:

•
Clarify whether your decision to suspend interest on loans relates solely to loans that are collectively evaluated for impairment. In this regard, we note your disclosure on page 42 that IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined.

•
Disclose how you determine the amount of impairment losses to reverse and amount of interest income to recognize. Also, confirm that the loans for which you reverse an impairment loss are loans that have been fully charged-off and the reversal of the related impairment losses is the same as the line item “recovery of loans previously charged off” in Note 32 – Provision for Loan Losses.

•	Disclose how you determine whether to resume accrual of interest on loans and how you account for suspended interest when that occurs.

Response

We respectfully advise the Staff that we cease accruing interest on the basis of contractual terms of any loan classified as an impaired loan. Accordingly, any collected interest for any loan classified as impaired (collectively or individually evaluated for impairment) is accounted for on a cash basis.

Additionally, the last sentence in the third paragraph under heading i)I. of Note 1: “as a reversal of the related impairment losses” corresponds to a clerical error that will be corrected in future fillings.   The revised disclosure in future fillings would be the following, incorporating information on how we determine whether to resume accrual of interest on loans and how we account for suspended interest when that occurs:

 “This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position. Instead, they are reported as part of the complementary information thereto (Note 28). This interest is recognized as income, when collected.

The resumption  of interest income recognition of previously impaired loans only occurs when such loans became current (past due for less than 90 days) or they are no longer under C3, C4, C5 or C6 categories (for individually evaluated loans).”

Moreover, we respectfully advise the Staff that as commented on page 42, we have disclosed that the difference is not material.

l) Leasing, page F-22
i. Finance leases, page F-22

17.
We note your disclosure that when the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties. Please revise your future filings to clarify why the guaranteed residual value would generally be equal to the exercise price of the lessee’s purchase option at the end of the lease term. As part of your response, disclose whether the guaranteed residual value is the same as the end of lease purchase option under the contractual terms of the lease and clarify whether one or both of these amounts is predetermined or based on fair value at the end of the lease.

Response

The Bank’s finance lease agreements are structured in such a way that most lessees exercise the purchase option at the end of the lease term, since the amount of the option is equivalent to one additional lease payment under the agreement.  In response to the Staff’s comment, we propose to clarify the relevant disclosure in future fillings as follows:

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when such exercise price is sufficiently below the expected fair value at the option date, such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under” Loans and receivables from Customers”  in the Consolidated Statement of Financial Position.

p) Allowances for loan losses, page F-24
Allowances for individual evaluations on commercial loans, page F-24

18.
Your disclosure on page 100 indicates that you use a probability of default model for your individually evaluated loans that includes consideration of the Probability of Non-Performing (PNP) and Severity (SEV), among other factors. Please revise your future filings to disclose how frequently you review and update the PNP and SEV in the model. In this regard, we note that the PNP related to various loan classifications, the estimated range of loss and provisions for loans classified as C1-C6 were the same at both December 31, 2011 and June 30, 2012. Discuss whether you rely on your loan classification procedures to ensure that the correct PNP and SEV assumptions are applied to each loan and discuss any procedures or back testing you perform to ensure that the PNP and SEV assumptions are appropriate at the reporting date.

Response

We acknowledge the Staff’s comments, and in future fillings we will disclose how frequently PNP and SEV are reviewed and updated in the model.  We will also include a discussion about back testing or other procedures we perform to ensure that the PNP and SEV assumptions are appropriate at the reporting date, together with a more detailed explanation of our loan classification procedures to ensure that the correct PNP and SEV assumptions are applied to each loan.

PNP and SEV are reviewed and updated every 3 years. Every year, models together with PNP and SEV assumptions, are tested by our Credit Department, to ensure that they are appropriate at each reporting date.  These tests focus on the validation of the sufficiency of the Bank’s allowances, and consist in comparisons between actual write-offs to allowances established by the model, and the coverage of the total allowance to actual write-offs in the most current periods.  Finally, individual loan classification and improvements to any customer classification is presented for approval to our Credit Risk Committee.

Furthermore, every year the SBIF performs an on-site review, which among other subjects, includes a review of our loan classification procedures in general and in particular, through the review of specific customer’s files.

Allowances for group evaluations, page F-25

19.
We note your disclosure that each consumer model is separated by risk profile that is determined based on a scorecard statistical model. We also note that the estimated incurred loss rates for consumer loans corresponds to charge-offs net of recoveries. Please clarify for us what you mean by the disclosure “the period in which the estimated incurred loss is maximized” and that you applied this period to each risk profile to obtain the net charge-off level associated with it. In your response, address whether the loss rates applied to each risk profile is based on the historical charge-off data for that specific risk profile within one of the four groups of consumer loans. Also, address whether statistical or other information other than net charge-offs is used to determine loss rates. We note your disclosure on page F-26 that consumer loans with real guarantees are not charged off until 36 months, so it is unclear how you ensure that historical charge-off data is reflective of current economic trends in the portfolio.

Response

We acknowledge the Staff’s comment regarding the meaning of our disclosure of “the period in which the estimated incurred loss is maximized”, which refers to the period when the actual losses of each risk profile emerged.  We apply this period to each risk profile to obtain the net charge-off level associated with it.  The loss rates applied to each risk profile is based only on the historical charge-off data for that specific risk profile within one of the four groups of consumer loans.  No other statistical or other information other than net charge-offs is used to determine loss rates.   We proposed the following disclosure for future fillings:

“The estimated incurred loss rates for consumer loans corresponds to charge-offs net of recoveries.  The methodology establishes the period in which the estimated incurred loss for each risk profile emerged.  Once this period is obtained, it is applied to the corresponding risk profile to obtain the net charge-off level associated with this period.   The loss rates applied to each risk profile is based only on the historical charge-off data for that specific profile within one of the four groups of consumer loans.  No other statistical or other information other than net charge-offs is used to determine loss rates.”

Our disclosure on page F-26 stating that consumer loans with  collateral  are not charged off until 36 months, corresponds to a clerical error, as this definition relates to secured commercial loans  instead of consumer loans.  This clerical error also explains the inconsistency noted by the Staff under comment 21.

20.
We note that the estimated incurred loss rates for your group evaluation of commercial loans and mortgage loans are determined using historical averages and other statistical estimates depending on the segment and loan product. Please address the following in your future filings:

•	Disclose the historical averages and statistical estimates you use in your loss rate calculation;

•
Similar to consumer loans above, address whether historical charge-offs are considered for mortgage loans and if so, clarify how the model accounts for the fact that these loans are not charged off until 48 months past due and how you ensure that charge-off rates reflect the most current trends;

•
Disclose whether you have pre-established loan groups and risk profiles like you do for consumer loans and under the SBIF model disclosed on pages 103 and 104. If so, discuss in greater detail including the number of groups established for commercial loans and mortgage loans; and

•	Clarify how the use of historical loss rates relates to the EIL model for commercial loans evaluated on a group basis as you do using the model based on SBIF approved parameters disclosed on page 104.

Response

We acknowledge the Staff’s comments, and in future fillings we will disclose in tabular format a breakdown of the historical averages and statistical estimates we use in our loss rates calculations for group evaluations of commercial and mortgage loans.

We will also disclose in future fillings that in connection with mortgage loans, historical charge-offs are considered in the model to calculate loss rates for group evaluation.  The different segments or risk categories are constructed and updated periodically based on each client payment behavior in the Bank and in the banking system as a whole, as well as his or her demographic characteristics.  Therefore, when a customer has past due balance  or has missed some payments, the outcome is that the customer will move to a different segment with a higher loss rate, therefore capturing current trends of the customer and, when aggregate, current trends in the market.

We acknowledge the Staff’s comment, and in future filling we will clearly disclose the pre-established loan groups for mortgage and commercial loans, which actually corresponds to ones disclosed in pages 103 and 104.   We respectfully advise the Staff, that our internally developed models for allowances for group evaluations are the same for SBIF and IFRS purposes.  These models have been reviewed and approved by the SBIF, and is the reason why we also referred to them as the SBIF models.

Charge-offs, page F-26

21.
You state that consumer loans with or without real guarantees are charged-off when past due six months. Please clarify in your future filings the difference between this type and the consumer loans with real guarantees also included in the table with a charge-off term of 36 months.

Response

We respectfully acknowledge the Staff’s comment.   As previously indicated in our response to comment 19 above, our disclosure, stating that consumer loans with physical collateral are not charged off until 36 months, corresponds to a clerical error, as this definition relates to commercial loans with real guarantees instead of consumer loans.

t) Non-current assets held for sale, page F-28
Assets received or awarded in lieu of payment, page F-28

22.
We note your disclosure that assets received or awarded in lieu of payment are recorded at the price agreed by the parties or at the amount at which you are awarded those assets at a judicial auction. Please tell us and revise your future filings to disclose the following:

•	Whether these prices approximate market value and if so clarify how you determine their fair value for these purposes.

•
Whether you require independent appraisals on collateral, during the price negotiation process or judicial hearing. If you do not obtain independent appraisals, disclose the methodology and assumptions used to value these assets upon recognition.

•
You disclose that these assets are subsequently measured at the lower of initially recorded amount or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less cost of sale. Revise your future filings to disclose how often you obtain updated appraisals and discuss any adjustments you make between appraisals to account for changes in fair values.

•	Disclose how you account for any shortfalls between the loan balance and the fair value less costs to sell of the collateral received.

Response

We respectfully advise the Staff that the price agreed to by the parties or the amount at which we are awarded those assets at a judicial auction,  according to local regulations, are required to be the market price of the asset determined by an independent appraisal.   Subsequently, this value is adjusted at least every 18 months according to an updated independent appraisal that is also required by local regulations.   No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming year.

The excess of the outstanding loan balance and the fair value, less costs to sell off the collateral received is charged to net income for the period.

In future fillings we propose the following disclosure:

“Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recognized, at price agreed by the parties, or otherwise when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.  In both cases, an independent appraisal is always required.

These assets are subsequently measure at the lower of initially recorded amount or net realizable value, which corresponds to their fair value or market value, determined through an independent appraisal, less cost to sell.  Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.    No adjustments have been made between appraisals considering the stability of the real estate market in Chile during past years and the expected stability of the real estate market in the coming year.

The excess of  the outstanding loan balance and the fair value less costs to sell of the collateral received is charge to net income for the period, under Other Operating Expenses.

At least once a year, the Bank performs the necessary analysis to update these assets’ cost to sale.  According to the Bank’s survey, as of December 31, 2011 the average cost to sale (the cost of maintaining and selling the asset) was estimated at 5.2% of the appraised value (5.5% as of December 31, 2010).”

Note 4 – Business Segments, page F-37

23.
We note your disclosure of comparative tables on page F-39. Please revise your future filings to more clearly state the nature of your organizational changes and discuss how these changes drove the differences in amounts reported under the new and old methodologies. In this regard, we note you changed your internal transfer rates, which would appear to impact net interest income, but it is not clear what caused the amounts reported for loans and the provision for loan losses to increase for some segments and decrease for others. For example, in certain segments it appears that loans did not increase significantly but the amount of provision for loan losses did increase significantly. Refer to paragraph 22 of IFRS 8.

Response

We acknowledge the Staff’s comment, and in future filings we will more clearly state the nature of our organizational changes and discuss how these changes drove the differences in amounts reported under the new and old methodologies.

24.
We note you only present loans and accounts receivable from customers, net by reportable segment in this footnote and do not present total assets, liabilities, or shareholders’ equity. We also note you disclose on page F-38 that you allocate capital by unit. Please confirm that the loans and accounts receivable from customers, net for each reportable segment is the only measure from the Statement of Financial Position that is regularly provided to the chief operating decision maker (CODM). Alternatively, revise your future filings to disclose the other measures that are regularly provided to the CODM, including any other allocated assets or liabilities or capital.

Response

We respectfully confirm to the Staff that the loans and accounts receivable from customers, net for each reportable segment, is the only measure from the Statement of Financial Position that is regularly provided to the CODM.

Note 10 – Loans and Accounts Receivable from Customers, page F-56
g) Loans and accounts receivable from customers: Standard loans…overdue loans, page F-61

25.	We note your aging analysis of overdue loans including Ch$17.0 trillion of current loans as of December 31, 2011. Please revise your future filings to provide the following disclosures:

•	Clarify what the term “standard” is meant to represent. In this regard, we note that the amounts presented relate to both individually impaired and collectively impaired loans.

•	Provide this disclosure for loans that are past due but not impaired separately for each loan class. Refer to paragraphs 6 and 37(a) of IFRS 7.

•
Revise your disclosure on page F-132 to separately present amounts related to past due but not impaired loans from non-impaired financial assets and clarify whether the amounts reported reflect the fair value upon origination or at the reporting date.

Response

We acknowledge the Staff’s comments, and in future fillings:

•	We will refer to standard loans as Current loans, as they refer to non-past-due loans.

•	We will include in a tabular format the disclosure for loans that are past due but not impaired separately for each loan class.

•
We will revise our disclosure on page F-132 to separately present amounts related to past due but not impaired loans from non-impaired financial assets and clarify whether the amounts reported reflect the fair value upon origination or at the reporting date.

Note 39 – Fair Value of Financial Assets and Liabilities, page F-124

26.
We note your valuation disclosure for loans and accounts receivable from customers and interbank loans on page F-125. Please revise your future filings to clarify the last statement you make that “in addition, fair value of loan portfolio is for loan losses.” In your response, address how you consider the uncertainty of future defaults in your valuation. Also, describe in greater detail the adjustments you make to market values for similar mortgage, credit card, and other consumer loans to account for the differences in loan characteristics and tell us the total adjustment as of December 31, 2011. Refer to paragraph 27 of IFRS 7.

Response

We acknowledge the Staff’s comments, and in future fillings we will amend the last statement that was erroneously translated from Spanish.  The last statement should read as follows:  “in addition, the fair value of the loan portfolio is presented adjusted for credit risk.”

Uncertainty of future defaults in our disclosure is considered as the fair value amounts presented are adjusted for credit risk, by using information gathered by our internal model to determine our allowance for loan losses.

Finally, and in connection with the last question of your comment, the description provided for fair value estimates for loans and accounts receivable from customers and interbank loans will be amended as follows:

“The fair values of commercial loans, certain mortgages loans, credit cards and consumer loans are estimates made by performing a cash flow discount analysis, using the interest rates that are currently offered for loans with terms similar to those of borrowers having a similar credit quality.  The fair value of  loans past due by 90 days or more, originated from a refinancing or renegotiation, for which interest have been suspended (see Note 1 i)), are estimated by using the cash flow discount analysis stemming from the settlement of the underlying securities, if any (or other sources of payment), at an estimated discount rate.  For floating-rate loans whose prices change frequently and are not subject to any significant change of credit risk, the estimated fair values are based on the recorded values.”

27.
We note Ch$355.4 billion, or 21% of your available-for-sale securities, are measured at Level 2 and 3. We also note your disclosure on page F-124 that the fair value of these securities takes into account variables and additional inputs like an estimate of prepayment rates and the issuers’ credit risk. Please tell us and revise your future filings to clarify the valuation method or technique you use to value your Level 2 available-for-sale securities and for each technique the related assumptions you apply in determining the fair value. For example, disclose the specific valuation model that you use prepayment rates and issuers’ credit risk as inputs and state the type of security this model is used for. Refer to paragraph 27 of IFRS 7.

Response

We acknowledge the Staff comment and below are financial instruments classified as available for sale whose measurement is based on internal valuation models (level 2):

Mortgage finance bonds, corporate notes, time deposits and pension bonds (financial instrument issued by the Chilean State, representing the contribution periods registered under the old social security system by workers who joined the new pension system, but still had funds in the old system (pre-1981).

The valuation technique is discounted cash flow method. Rates (IRR) are provided by RiskAmerica in according with the following criteria:

•	If on the day of the valuation, there are one or more valid transactions in the Santiago Stock Exchange for a given instrument, the reported rate is the weighted average of that day.

•
In the absence of valid transactions for a given instrument on the day of valuation, the reported rate is calculated using a base IRR from a similar instrument plus a "Spread Model" based on historical spreads for the same or similar instruments.

Call Money Swap (CMS), Forward FX and Inflation Derivatives, Cross Currency Swap (CCS), Interest Rate Swap (IRS)

The valuation technique is the discounted cash flow method. The interest rates (local and foreign) and foreign exchange rates, are provided by ICAP, GFI and Tradition according to the following criteria:

•
With published market prices (interest rates and foreign exchange rates) a valuation curve is constructed using the bootstrapping method and then this curve is used to value the various derivatives (CMS, Forward FX and Inflation, CCS and IRS).

FX Options

The valuation technique for these instruments is the Black-Scholes model, adjusted for volatility smile. Prices (volatility) are provided by BGC Partners according to the following criteria:

•	With the published market prices, surface volatility is built through interpolation and then these volatilities are used to value the options.

Note 40 – Risk Management, page F-128

28.
We note your disclosure regarding various committees to whom the board of directors has delegated the responsibility of overseeing various risk management functions on its behalf. Please expand your disclosure to explain how risk related information is communicated to senior level executives and the board. In expanding your disclosure please address the following.

•
In several instances you state that information is monitored, analyzed, or reviewed. Please clarify who the results are reported to and under what circumstances. For example, disclose if information is communicated on a quarterly basis or if it is reported only if guidelines are breached.

•	Please explain how information is communicated to Santander Spain’s Global Risk Department and what role it plays in oversight of company risks.

•	Please explain how the ALCO and CEC communicate with the Bank’s risk departments regarding credit risk issues.

•
We note your statement at the bottom of page F-138 that operating risk is monitored by a program of periodic reviews whose results are internally submitted to the management of the business unit that was examined and to the CDA. Please explain how that information is then communicated up to the executive level and the board.

Response

We acknowledge the Staff’s comment and below we expand our disclosure and explain how risk related information is communicated to senior level executives and the Board. In the 20-F this information is contained in Item 5, Item 6, Item 11 and Note 40, but in future filings we will in summarize this information in a clearer manner, especially in Note 40 and Item 11.

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval. All risks (credit, market and operational) are approved and measured by this Department and reported simultaneously to local management and to Santander Spain’s Risk Department, which follows global risk levels. The frequency of reporting depends on the nature of the risk. In general, market risks are measured daily and other risks are reviewed weekly. Below is an organizational chart of this Division.

Within this structure, the Board and senior management interact extensively with the Risk Department. Below is a description of how this interaction functions.

A.	Credit risk:

Santander Chile’s governance rules have established the existence of 2 high level committees to monitor and control credit risks.

1.	Executive Credit Committee

The Executive Credit Committee is comprised of the following Board members:

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

In addition, this committee also includes: the Corporate Director of Risk, the CEO, the Corporate Legal Counsel, the Manager of Global Banking, the Corporate Director of Human Resources and Administration (this is a newly-created position) and two senior members of the Credit Risk department, who present the loans being reviewed. The Executive Credit Committee meets weekly and performs the following main functions:

•	Reviews the main client exposures by: economic sectors, geography, types of risks and segment.

•	Supervises and review the main credit risk indicators (NPLs, coverage, impaired loans, etc.).

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the external and internal auditors on credit-risk-related issues.

•	Reviews the loan positions reviewed by the Senior Credit Committee above US$10 million and approves those loan positions greater than US$40 million.

The Credit Risk Division must present to the Board on a monthly basis. In this presentation all loans above US$5 million that were granted in the previous month must be reviewed. In addition, any other theme or subject of importance regarding credit risk is also presented (for example a proposal to change a provisioning model must be presented and approved by the Board). Finally, at least once a year, the Credit Risk Department presents a report to assure the Board that our loan loss allowances are adequate for all known and estimated incurred losses.

2.	Credit Risk Committee.

The Credit Risk Committee is comprised of the CEO, Corporate Director of Risk, the Managing Director of Commercial Banking, the Managers of the various business segments, the Managers of Admission, Follow-up and Recoveries and the Financial Controller. The Risk Committee meets weekly and performs the following functions:

•
Reviews the evolution and health of the various loan books by business segment with a focus on loan growth, non-performing loans (different stages of non-performance), loan loss allowance levels, evolution of charge-offs, review of clients in special situations, performance against the budget and performance of credit risk initiatives adopted throughout the year.

•	Takes notes, analyzes and follows up on the observations and recommendations of the regulatory bodies and the impact these will have on results and product strategies.

•	Opens debates between the risk and commercial areas on credit risk related issues.

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk Santander Spain’s Global Risk Department has the following role:

•
All credit risks greater than US$40 million (US$60 million for financial institutions) after being approved locally are reviewed by Santander Spain. This additional review also ensures that no global exposure limit is being breached.

•	In standardized risks, the consumer and mortgage scoring models are developed locally but are reviewed and approved by Santander Spain’s Global Risk Department.

•
For each scoring model, a Monthly Risk Report is prepared which is reviewed locally and is also sent to Santander Spain’s Global Risk Department. This report includes the evolution of basic credit risk parameters such as: loan amounts, non-performance, charge offs and provisions.

•
Monthly, the Controller of the Risk Department sends a report to Santander Spain’s Global Risk Department covering all the main indicators regarding credit risk and the evolution of credit risk as compared to the budgeted levels.

B.	Market risk:

The main decisions that relate to market risk for the Bank and the limits regarding market risk are taken in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. Below is a list of the main reports produced by the Market Risk Department and who they are addressed to:

Report	Unit	Objective	Addressed to:	Periodicity
Daily Global Report	Market risks	Give a global vision of the market, positions, risks, sensitivity, vision and alerts of the trading and non-trading positions	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Stress Test	Market risks	Stress test report over the Bank’s trading and ALCO books	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Sensitivity Analysis	Market risks	Sensitivity analysis of the ALCO book	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Fixed income positions	Market risks	Fixed income positions and general information	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Interest rate gap	Market risks	Interest rate gap sensitivity and limit levels	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Liquidity gap	Market risks	Liquidity levels and limits	Market Risk (local and global), Senior Management, Internal Auditors	Monthly
Market report	Market risks	Main market indicators and evolution	Market Risk (local and global), Senior Management, Internal Auditors	Daily
VaR	Market risks	VaR position and limits	Market Risk (local and global) and Senior Management	Daily
Trading Portfolio Limits	Market risks	Trading book evolution, instruments and limits	Market Risk (local and global), Senior Management, Internal Auditors	Daily
Largest depositors	Market risks	Largest 20 and largest 50 depositors	Market Risk (local and global) and Senior Management	Weekly
Follow-up report	Market risks	Summary of Market risk information for Senior Management	Market Risk (local and global), Senior Management (local and global), Internal Auditors	Monthly
Liquidity stress-test	Market risks	Liquidity stress test simulation	Market Risk (local and global), Senior Management, Internal Auditors	Quarterly
Interest rate risk	Market risks	Interest rate risk report, limits and estimates of results from interest rate risk	Market Risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily
Backtesting	Market risks	Backtesting of VaR estimates to actual results	Market Risk (local and global), Senior Management, Internal Auditors	Weekly
PNL Treasury	Market risks	Treasury income statement	Market Risk (local and global), Manager of Global banking and markets, Manager of Treasury, Manager of Market Making and Prop Trading	Daily

Santander Chile’s governance rules have established the existence of two high-level committees that, among other things, function to monitor and control market risks.

1.	Asset and Liability Committee

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Marco Colodro	Member
Roberto Zahler	Member
Raimundo Monge	Member

The main functions of the ALCO are:

•
Responsible for making the most important decisions regarding interest rate risk, funding, capital and liquidity levels. The main limits set and monitored by the ALCO (and measured by the Market Risk Department) are:

Risk	Measure

Sensitivity Capital
Interest rates	Sensibilidad NIM

Regulatory market risk limits

Regulatory limit 30 Days

Liquidity	Regulatory limit 90 Days

Internal liquidity limit

BIS ratio

Capital	BIS ratio with market risk

Bis ratio with market and operational risk

Foreign	Intergroup exposure: Derivatives, deposits, loans

exposures	Foreign assets: Derivatives, Deposits, Loans

•	Review of the Bank’s main gaps (foreign currency and inflation gap).

•	Review of the evolution of the most relevant local and international markets and monetary policies.

The ALCO is not directly involved in the Bank’s credit risk issues as stated on page F-129. In future filings, we will correct this disclosure.

2.	Market Committee

The Market Committee includes the Vice-Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Vittorio Corbo	Second Vice-Chairman
Mauricio Larraín	Member
Marco Colodro	Member

The Market Committee is responsible for:

•	Establishing a strategy for the trading portfolio.

•
Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.

•	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Role of Santander Spain’s Global Risk Division: Market Risk

In matters regarding Market Risk, the role of Santander Spain’s Global Risk Department is to define certain global policies, guidelines and procedures regarding market risk. The information produced by our local Market Risk Department is standardized for the whole group in order to facilitate a consolidation of risks being taken on a global basis. They review daily the consumption of limits and provide valuable input on the evolution of markets, especially regarding the Eurozone.

C.	Operational risks

All issues regarding Operational risks in the Bank fall under Operational Risk Department that reports to the Risk Department. Below is an organization chart of this department.

All operational risks are measured in this Department and reported simultaneously to local management and the Board through various channels.

1.	Audit Committee

Monthly the Director of Risk and the Manager of Operational Risk Inform the Audit Committee of the most important events regarding operational risks. In addition, the Audit Committee also has the role of establishing the main policies and strategies regarding operational risk. The periodic reviews performed by the different operational risk committees are submitted to the Audit Committee where senior level executive and the board are informed of these events.

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

2.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review, among other matters, operational risk topics. See below for more detail of this committee.

Role of Santander Spain’s Global Risk Division: Operational Risk

In matters regarding Operational Risk, Santander Spain’s Global Risk Department’s role is to define certain global policies, guidelines and procedures regarding operational risk. The Corporate Operational Risk Committee is the main body in which the different units of Santander discuss and review the major operational risk events and policies.

D.	Integral Risk and Internal Control Committee, Board Risk Committee and Chief Risk Officer (CRO) (New)

In 2012, in order to further strengthen the Board’s control over risks, the position of Chief Risk Officer was created with direct reporting to the Board. The functions of the CRO will be to:

•	Propose to the Board the general guidelines and risk limits to be assumed by the Bank.

•	Coordinate the requirements of regulators and the Bank’s internal and external auditors.

•	Identify possible emerging risks and changes in the risk profiles being assumed by the Bank.

1.	Integral Risk and Internal Control Committee

The Integral Risk and Internal Control Committee was created as the governing body through which members of the Board, the CRO and senior executives review the main risks the Bank faces on an integrated basis and the main body through which risks are discussed with and communicated to senior level executives, Board members and the CEO. The main risks reviewed, discussed and analyzed are:

•	Credit risk

•	Market risk

•	Operational risk

•	Solvency risk (BIS)

•	Legal risks

•	Compliance risks

•	Reputational risks

The members of this committee are:

ROLE	Member	Title

President	Claudio Melandri	CEO
1st vice-President	Oscar Von Chrismar	2nd Vice-Chairman of the Board
2nd Vicepresident	José Manuel Manzano	Chief Risk Officer
Secretary	Gabriel Montoya	Financial Controller
Member	Marco Colodro	Board Member
Member	Miguel Mata	Chief Financial Officer
Member	Cristian Florence	General Counsel
Member	Juan Fernández	Manager Quality & Transparency
Member	Luis Camarena	Corporate Director of Risk
Member	Francisco Murillo	Corporate Director of Human Resources and Administration
Member	Cristian Cáceres	Internal Control (SOX)
Member	Angel Rebolledo	Manager of Administration & Systems
Member	Osvaldo Alvarez	Manager Market Risk
Member	Fernando Cloppet	Corporate Director of Commercial Banking
Member	Fred Meller	Corporate Director Global Banking & Markets

2.	Board Risk Committee

Furthermore, the Board Risk Committee was created, and is comprised of the Vice-Chairman of the Bank and four independent board members. The main function of this committee is to serve as the governing body through which the Board supervises the CRO.

Liquidity Risk, page 132
Liquidity risk management, page F-133

29.
You disclose that your treasury department maintains a portfolio of liquid short-term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. Please revise your future filings to disclose the following:

•	The balance and types of securities included in this portfolio. If intra-period balances vary significantly, please also disclose the weighted average balance.

•
Discuss whether these securities are unencumbered, and if not, discuss how you factor this into your overall assessment of your liquidity position. For example, on page F-48 we note that a portion of your available-for-sale and trading investment securities are sold under repurchase agreements.

Response

We acknowledge the Staff’s comment and respond as follows:

•
Our liquidity is managed by Financial Management (and not the Treasury as is incorrectly translated on page 133). We consider the Treasury as a business unit in the global Banking and Markets segment and its main function is to sell treasury products to our clients and market-making. We will correct this in future filings.  In simple terms our liquidity portfolio is our cash minus reserve requirements plus our financial investments, which under guidelines of the ALCO must be easily transformed into liquidity. These investments are detailed in Notes 5, 6 and 12 and pages 73 and 74 of the forepart of the 2011 20-F. As can be observed, these portfolios are comprised almost entirely of Chilean Central Bank instruments. We do not include in our liquidity position interbank loans but do include some liquid corporate bonds, interbank deposits and mortgage finance bonds all disclosed in Note 12. We will make this distinction more clear in future filings and correct page F-133.  We do not include securities sold under repurchase agreements in our liquidity position and none of the securities mentioned before are encumbered. The intra-period balances due not vary significantly, but we can provide average balance sheets in Item 5 together with the total balances of financial investments as follows:

The following table sets forth the balance of our liquidity portfolio managed by our Financial Management Division. This portfolio is mainly comprised of investment in Chilean government and corporate securities and certain other financial investments at the dates indicated.

As of December 31,
	Balance 2012	Balance 2011	Balance 2010
(in millions of Ch$)
Cash and deposits in banks
Cash
Deposits in Central Bank of Chile
Deposits in domestic banks
Deposits in foreign banks
Chilean Central Bank and Government Securities
Chilean Central Bank bonds
Chilean Central Bank notes
Other Chilean Central Bank and government securities
Subtotal
Other Chilean Securities
Time deposits in Chilean financial institutions
Mortgage bonds of Chilean financial institutions
Chilean financial institution bonds
Chilean corporate bonds
Other Chilean securities
Subtotal
Others Financial Securities
Central Bank and Government Foreign Securities
Other Foreign financial securities
Subtotal

Total

The following table sets forth the average balance of our liquidity portfolio managed by our Financial Management Division. This portfolio is mainly comprised of investment in Chilean government and corporate securities and certain other financial investments at the dates indicated.

As of December 31,
	Average balance 2012	Average balance 2011	Average balance 2010
(in millions of Ch$)
Cash and deposits in banks
Cash
Deposits in Central Bank of Chile
Deposits in domestic banks
Deposits in foreign banks
Chilean Central Bank and Government Securities
Chilean Central Bank bonds
Chilean Central Bank notes
Other Chilean Central Bank and government securities
Subtotal
Other Chilean Securities
Time deposits in Chilean financial institutions
Mortgage bonds of Chilean financial institutions
Chilean financial institution bonds
Chilean corporate bonds
Other Chilean securities
Subtotal
Others Financial Securities
Central Bank and Government Foreign Securities
Other Foreign financial securities
Subtotal

Total

We will make more clear in future filings that the Bank’s liquidity is managed by the Financial Management Division which reports to the CFO and the ALCO and not our Treasury. Those functions are separated in the Bank. Therefore, we will explain more clearly how the ALCO, the CFO and Financial Management control our liquidity portfolio.

Market Risk, page F-135

30.
We note your disclosure that you use a VaR methodology to measure and control the interest rate risk of the trading portfolio that includes fixed-income investments, variable-income investments and foreign currency investments. Please address the following:

•
Tell us how all three VaR models used are aggregated to arrive at your total trading VaR. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined. In addition, please provide similar disclosure for your financial management portfolio analysis discussed on page F-137 and the consolidated results.

•	Tell us and revise to disclose whether assumptions for the three VaR models and the consolidated trading VaR are the same including the two-year time window or at least 520 data points requirement.

•
We also note that based on a 99% confidence level you would expect trading losses to exceed VaR approximately one out of every 100 trading days, or approximately 3 days per year, and you disclose on page F-136 that none of the three components have exceeded VaR limits in 2011 and 2010. Please tell us whether you perform any evaluation or analysis to determine whether your VaR models are appropriate (i.e. back testing, etc.) in light of the fact that it does not appear to be performing as statistically predicted.

•	In your future filings, disclose any changes you made to your VaR methodology or assumptions during the periods presented.

Response

We acknowledge the Staff’s comment and we respond the following:

We do not calculate three VaR separately. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The process works as follows:

•
The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor .

Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported.

Regarding the financial management portfolio analysis discussed on page F-137, to determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial income loss limit and the loss limit over capital and reserves using the following formula:

Consolidated limit = Square root of a2 + b2 + 2ab

a: limit in local currency.

b: limit in foreign currency.

Since correlation is assumed to be 0. 2ab = 0.

We also confirm that the assumptions for the three VaR models and the consolidated trading VaR are the same including the two-year time window or at least 520 data points requirement.

The VaR model is based on a 99% confidence level (trading losses to exceed VaR approximately one out of every 100 trading days, or approximately 3 days per year). This means that the actual risk calculated by the VaR model did not correctly estimate the real risk approximately 3 times a year. We  perform back-testing daily and generally find that trading losses exceed VaR approximately one out of every 100 trading days .  On the other hand, we also disclose on page F-136 that none of the three components have exceeded VaR limits in 2011 and 2010. The limit mentioned here refers to our appetite for risk and not to the fact that our estimate of VaR maybe wrong 1 out of every 100 trading days.  The reason we have been inside the limit is that our appetite for risk has been considerably low and therefore, the VaR tend to be below our limit.

We will also in future filings, disclose any changes made to the VaR methodology or assumptions during the periods presented.

Foreign Exchange Fluctuations, page F-138

31.
We note you use a sensitivity analysis with both internal and regulatory limits to manage the potential loss in net interest income from fluctuations of interest rates on U.S. dollar denominated assets and liabilities. We also note you use a VaR model to limit foreign currency trading risk. Please clarify whether the results of the VaR model and sensitivity analysis are included in the disclosures provided on pages F-136 and F-137 and if so, how the limits disclosed here should be interpreted with the results presented in these disclosures. If the results are not disclosed, considering that US dollar and US dollar linked assets and liabilities constitute 13% and 25% of total assets and liabilities, respectively, revise your future filings to include the same level of detailed disclosures for these models as the ones provided on pages F-136 and 137 for the market risk of the trading portfolio and financial management portfolio.

Response

We acknowledge the Staff’s comment and confirm that the results of the VaR model on page F-136 are over the VaR of the Bank’s trading portfolio in foreign currency. In Item 11 on page 166, we present a graph of the Bank’s trading portfolio in foreign currency and the limits to the size of this portfolio. This is the portfolio over which the VaR for foreign currency trading is calculated.

As a general comment, the Bank is not permitted due to guidelines set by the ALCO to open a meaningful gap in foreign currency. Therefore all foreign currency risk is in the trading portfolio and measured using VaR. The graph on page 166 of Item 11, which illustrates the Bank’s trading foreign currency position, is also the Bank’s total foreign currency gap.

On page 160 in Item 11 of the 20-F, we present a table the opens our balance sheet by currency (Chilean nominal pesos, UF-inflation linked pesos and US$). This table shows that US dollar and US dollar linked assets and liabilities constitute approximately 12% and 23% of the Bank’s total assets and liabilities, respectively but this is the Bank’s spot position and does not include hedging as stated in footnote 1 of this table. Including the Bank’s hedge position as of December 31, 2011, the Bank’s exposure to foreign currency was only US$24 million as stated on page 166.

Additionally, as stated on page F-137 in the second paragraph: “The Bank uses a sensitivity analysis to measure the market risk of the local and foreign currency (not included in trading portfolio).” These are the results presented in the table on page F-137. Therefore, the results of the sensitivity analysis as shown on page F-137 are the sensitivity of the Bank’s net interest income and equity to movements in the US dollar rates, which are not immune to these movements given the different duration of assets and liabilities in foreign currency. Below is the non-trading portfolio’s balance sheet in foreign currency as of December 31, 2011:

Non-Trading US$ portfolio	US$mn		US$mn
Assets		Liabilities
Loans	2,912	Client deposits	2,951
Fixed assets	510	Long-term market funding	7,160
Financial investments	1,599	Short-term market funding	166
Derivatives	5,691	Other liabilities	435
Total	10,712		10,712

Form 6-K filed August 22, 2012
Section 3: Analysis of Quarterly Income Statement, page 10

32.
We note the following statement at the bottom of page 11: “The negative effects of possible regulations regarding maximum rates may have a negative impact on margins, mainly in 2013. Finally, this year Congress is expected to approve modifications to Chile’s tax code and the pricing mechanism for gasoline, which may result in temporary deflation.” In your next Form 20-F, please expand your disclosure to briefly summarize the substance of the possible regulations and to quantify the impact on your operations, to the extent known.

Response

We acknowledge the Staff’s comment and confirm that in our next Form 20-F, we will expand our disclosure and summarize the substance of the possible regulations and quantify the impact on our operations  as follows and subject to change if more information becomes available:

In 2013, the possible regulations regarding maximum rates may have a negative impact on margins. The final law regulating this change is still being discussed in Congress, but we initially calculate the impact to be between 15-20 basis points of net interest margin in 2013 and onwards.

Regarding the change in Chile’s tax code this is expected to cause inflation in one month to be negative and affect our net interest income in that specific month that will most likely be in January 2013 and therefore, this will affect net interest income.

Item 1. Second Quarter Earnings Report
Provision for Loan Losses, page 12

33.
We note your disclosure that you expect an increase in losses in the mass consumer market following the La Polar case. Please revise your future filings to summarize the La Polar case and discuss why it will impact your losses in the consumer portfolio. Also, confirm that the consumer provision model change in the third quarter will not impact your model under IFRS and that under IFRS you do not record an upfront provision on any loan at origination. Refer to paragraph 59 of IAS 39.

Response

We acknowledge the Staff’s comment and confirm that in future filings we will summarize the La Polar case and discuss why it impacts our losses in the consumer portfolio. In May 2011, Chile’s third-largest department store retailer, La Polar, entered into serious financial difficulties as a result of previously undisclosed and unsafe credit practices with its clients that were made public once the financial situation of the firm was no longer sustainable. As a consequence, this firm defaulted on its obligations and had to restate its historical financial statements. Santander Chile had very little direct exposure to La Polar, but the secondary effects this case caused in the consumer market did affect us. As is the case with other Chilean department stores, La Polar managed its own private label credit card business, which was fully integrated with its retail functions. In Chile, approximately 40% of all consumer loans are originated by non-bank entities, competing directly with our Santander Banefe unit. This event triggered an increase in the default rates in the mass consumer loan industry as banks and non-bank lenders simultaneously tightened credit policies, resulting in greater charge-offs as credit became less available to clients in this segment.

We also confirm that the change in the provision model in the third quarter will not impact our IFRS financial statements, since we do not record an upfront provision on any loan at origination for IFRS purposes.

Item 2. June 2012 Financial Statements in English

34.
We note you provide your unaudited interim financial statements for the six-months ended June 30, 2012 in Spanish in a Form 6-K filed on August 2, 2012. As noted here you filed the English version of these financial statements 20 days later. In the future, please file the English version promptly after the Spanish version of the interim financial statements has been made public or distributed to your security holders in accordance with General Instructions B and D to the Form 6-K.

Response

We acknowledge the Staff’s comment and confirm that in future filings we will file the English version promptly after the Spanish version of the interim financial statements has been made public or distributed to our security holders in accordance with General Instructions B and D to the Form 6-K.

Notes to the Consolidated Interim Financial Statements, page 9
Note 1 – Summary of Significant Accounting Principles, page 9
j) Impairment, page 19
i. Financial assets, page 19

35.
We note your disclosure on page 20 that “In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.” Please revise your future filings to disclose the reasons why variable rate securities are treated differently than other securities for the purposes of reversing an impairment loss previously recorded.

Response

We acknowledge the Staff comment, and in future fillings, we will amend the last sentence on the disclosure on page 20, which corresponds to a clerical error in the preparation of this disclosure.  The correct disclosure is as follows:

“The reversal of an impairment loss only occurs if it can be objectively related to an event occurring after the initial impairment loss was recorded.  In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income, in the case of  variable income  securities, the reversal is recorded in equity.

****************************

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 6-K for the six months ended June 30, 2012 (which updates our 2011 Form 20-F for purposes of Item 8.A.5 of Form 20-F) to the extent such disclosures are applicable. These and all other such disclosures will be included in our 2012 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 648-4034.

Very truly yours,

/s/ Miguel Mata
Name: Miguel Mata Title: Chief Financial Officer

cc: Robert Moreno Heimlich